BC FORM 51-901F

SCHEDULE A

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

JANUARY 31, 2004

(Unaudited - Prepared by Management)

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	January 31, 2004 $	April 30, 2003 $ *(Audited)*
ASSETS		
CURRENT ASSETS		
Cash	75,676	121,247
Amounts receivable and prepaids (Note 6)	7,625	13,351
	83,301	134,598
EQUIPMENT	15,283	18,810
MINERAL PROPERTY (Note 3)	355,272	187,431
	453,856	340,839
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	29,697	37,334
Advances	3,185	5,385
Amounts due to related parties (Note 6)	8,453	64,731
	41,335	107,450
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	17,598,832	17,340,832
CONTRIBUTED SURPLUS (Note 4)	15,146	-
DEFICIT	(17,201,457)	(17,107,443)
	412,521	233,389
	453,856	340,839

APPROVED BY THE DIRECTORS

"John Huguet" ________________, Director

"Nick DeMare" ________________, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2004	2003	2004	2003
	$	$	$	$
EXPENSES				
Accounting and administrative	2,650	2,570	11,325	11,770
Amortization	1,175	1,175	3,527	3,527
Interest and bank charges	126	157	859	359
Legal and audit	-	7,877	-	14,665
Management services	3,000	3,000	13,000	12,000
Office rent	1,800	1,800	5,400	5,400
Office, telecommunications and miscellaneous	248	1,108	2,635	2,215
Professional and consulting fees	3,646	3,000	22,783	9,113
Regulatory and transfer agent	5,031	5,421	13,139	11,694
Shareholder communications	145	1,408	3,186	2,163
Stock-based compensation	2,241	-	15,146	-
Travel and related	-	4,254	339	4,876
	20,062	31,770	91,339	77,782
LOSS BEFORE THE FOLLOWING	(20,062)	(31,770)	(91,339)	(77,782)
INTEREST INCOME	112	248	493	722
FOREIGN EXCHANGE LOSS	(47)	-	(3,168)	-
WRITE-OFF OF ACCOUNTS PAYABLE	-	167,604	-	178,147
GAIN ON SETTLEMENT OF DEBTS	-	-	-	101,541
INCOME (LOSS) FOR THE PERIOD	(19,997)	136,082	(94,014)	202,628
DEFICIT - BEGINNING OF PERIOD	(17,181,460)	(17,217,874)	(17,107,443)	(17,284,420)
DEFICIT - END OF PERIOD	(17,201,457)	(17,081,792)	(17,201,457)	(17,081,792)
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE	(0.00)	0.03	(0.01)	0.05
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	7,188,730	4,689,085	6,359,502	4,370,824

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2004	2003	2004	2003
	$	$	$	$
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(19,997)	136,082	(94,014)	202,628
Add items not affecting cash				
Amortization	1,175	1,175	3,527	3,527
Write-off of accounts payable	-	(167,604)	-	(178,147)
Gain on settlement of debts	-	-	-	(101,541)
Stock-based compensation	2,241	-	15,146	-
	(16,581)	(30,347)	(75,341)	(73,533)
Decrease in amounts receivable and prepaids	4,150	446	5,726	2,094
Increase (decrease) in accounts payable and accrued liabilities	(867)	(3,015)	(7,637)	(18,896)
Increase (decrease) in amounts due to related parties	7,878	8,120	(56,278)	(181)
	(5,420)	(24,796)	(133,530)	(90,516)
FINANCING ACTIVITIES				
Issuance of common shares	56,000	150,000	198,000	150,000
Repayment of advances	-	-	(2,200)	
	56,000	150,000	195,800	150,000
INVESTING ACTIVITY				
Mineral property expenditures	(2,000)	(1,515)	(107,841)	(49,953)
INCREASE (DECREASE) IN CASH	48,580	123,689	(45,571)	9,531
CASH - BEGINNING OF PERIOD	27,096	51,262	121,247	165,420
CASH - END OF PERIOD	75,676	174,951	75,676	174,951

See also Note 8 for supplementary cash flow information.

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	2004 $	2003 $
EXPENDITURES DURING THE PERIOD		
Assaying	3,766	-
Field supplies	3,146	-
Field personnel	7,295	6,332
Geological	10,368	-
Geological technical report	-	27,985
Filing	6,381	-
Legal	-	6,386
Travel	16,341	2,982
Vehicle rentals	1,410	-
Geophysics	13,185	-
Communications	281	-
Equipment rentals	603	-
Miscellaneous	2,801	-
IGV refundable	3,541	-
	69,118	43,685
BALANCE - BEGINNING OF PERIOD	61,614	16,546
BALANCE - END OF PERIOD	130,732	60,231

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the interim consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

3. MINERAL PROPERTY

	As at January 31, 2004			As at April 30, 2003		
	Mineral Property $	Deferred Exploration Costs (see schedule) $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Angostura Property	224,540	130,732	355,272	125,817	61,614	187,431

The Company has entered into an agreement (the "Agreement"), whereby it can earn up to a 90% working interest in an exploration concession (the "Angostura Property"), covering approximately 1,000 hectares, located in the Department of Apurimac, Province of Grau, District of Curpahuasi, Peru. The Company can earn an initial 75% interest in the Angostura Property by making total cash payments of US$500,000, issuing 1,400,000 common shares of the Company and completion of work programs totalling US$1,400,000 over a three year period, as follows:

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

3. **MINERAL PROPERTY** (continued)

	Cash US$	Shares	Work Program US$
Upon signing (paid)	25,000	-	-
January 10, 2003 (issued)	-	200,000	-
April 10, 2003 (paid)	25,000	-	50,000
July 10, 2003 (paid and issued)	20,000	200,000	50,000
July 10, 2004	30,000	-	-
January 10, 2005	100,000	400,000	200,000
January 10, 2006	300,000	600,000	350,000
January 10, 2007	-	-	750,000
	500,000	1,400,000	1,400,000

During the nine months ended January 31, 2004, approximately US $180,000 of work programs were incurred by interested third parties in the performance of due diligence and geophysical, geological mapping, geochemistry and sampling. While not incurred by the Company, these expenditures are credits to the work program requirements.

Upon earning its initial 75% interest, the Company may increase its interest to 90% by preparing a feasibility study on the Angostura Property. If the vendor does not fund his portion of the feasibility study, then the Company will have earned a 100% interest and the vendor will revert to a 10% net profits interest.

The Angostura Property is subject to a net smelter return royalty of between 1% - 2% on gold sales above 1 million ounces.

4. **STOCK-BASED COMPENSATION**

During the nine months ended January 31, 2004, the Company granted 502,000 stock options to its employees, directors and consultants, at prices ranging from $0.22 per share to $0.35 per share and expire at various times until January 2007.

For stock-based compensation granted to consultants and non-employees, Section 3870 requires the application of the fair value method of accounting. As a result, the Company has recognized compensation expense of $15,146 for the stock options granted.

As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro-forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's granted stock options been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

	$
Net loss	
- as reported	(94,014)
- pro-forma	(157,570)
Basic and diluted loss per common share	
- as reported	(0.01)
- pro-forma	(0.02)

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

4. **STOCK-BASED COMPENSATION** (continued)

The fair value of stock options granted to directors and employees is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.10%
Estimated volatility	113.34% - 115.93%
Expected life	1.50 years

The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $0.17 per share.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

5. **SHARE CAPITAL**

Authorized - unlimited common shares without par value

Issued	Number of Shares	$
Balance, beginning of period	5,606,302	17,340,832
Issued during the period		
For cash - exercise of warrants	1,650,000	198,000
For mineral property (Note 3)	200,000	60,000
Balance, end of period	7,456,302	17,598,832

(a) A summary of stock option activity and information concerning outstanding and exercisable is as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance - beginning of period	216,000	0.22
Granted	502,000	0.30
Balance - end of period	718,000	0.27

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

5. SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding and exercisable at January 31, 2004:

Exercise Price $	Number of Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $
0.25	60,000	1.15 years	0.25
0.21	156,000	1.33 years	0.21
0.22	72,000	2.59 years	0.22
0.30	350,000	2.71 years	0.30
0.35	30,000	2.82 years	0.35
0.22	50,000	2.93 years	0.22
	718,000		

(b) The following table summarizes information about warrants outstanding at January 31, 2004:

Number of Warrants Outstanding	Exercise Price $	Expiry Date
1,250,000	0.12	April 29, 2004
350,000	0.12	May 09, 2004
600,000	0.25	January 07, 2005
2,200,000		

6. RELATED PARTY TRANSACTIONS

(a) During the nine months ended January 31, 2004, the Company was charged $13,000 (2003 - $12,000) for management fees and $20,325 (2003 - $20,770) for accounting, administration, professional and consulting fees by private companies owned by directors of the Company. As at January 31, 2004, $8,453 is due to the related parties and has been included in amounts due to related parties.

(b) During the nine months ended January 31, 2004, the Company paid $5,400 (2003 - $5,400) for office rent by a public company with two common directors.

(c) As at January 31, 2004, amounts receivable and prepaid expenses included $5,462 outstanding from a public company with two common directors.

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

7. SEGMENTED INFORMATION

As at January 31, 2004, the Company operated in one industry segment, the exploration for gold. The Company's current mineral property interest is located in Peru and its corporate assets are located in Canada.

	As at January 31, 2004		
	Canada $	Peru $	Total $
Identifiable assets			
Current assets	72,536	10,765	83,301
Equipment	-	15,283	15,283
Mineral property	-	355,272	355,272
	72,536	381,320	453,856

8. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash operating, investing and financing activities were conducted by the Company as follows:

	2004 $	2003 $
Investing activity		
Mineral property acquisition	(60,000)	-
Financing activity		
Issuance of shares for mineral property	60,000	-
Interest paid in cash	-	-
Income taxes paid in cash	-	-

AGUILA AMERICAN RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended January 31, 2004:

	$
Accounting and administrative	11,325
Amortization	3,527
Interest and bank charges	859
Management services	13,000
Office rent	5,400
Office, telecommunications and miscellaneous	2,635
Professional and consulting fees	22,783
Regulatory and transfer agent	13,139
Shareholder communications	3,186
Stock-based compensation	15,146
Travel and related	339
	91,339

1.(b) MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS

During the nine months ended January 31, 2004, the Company had only one interest in mineral properties, the Angostura Property.

	$
Mineral Property Costs	
Balance - beginning of period	125,817
Option payments	87,603
Land payments	11,120
Balance - end of period	224,540
Deferred Exploration Costs	
Balance - beginning of period	61,614
Assaying	3,766
Field supplies	3,146
Field personnel	7,295
Geological	10,368
Filing	6,381
Travel	16,341
Vehicle rentals	1,410
Geophysics	13,185
Communications	281
Equipment rentals	603
Miscellaneous	2,801
IGV refundable	3,541
	69,118
Balance - end of period	130,732
Total	355,272

AGUILA AMERICAN RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE NINE MONTHS ENDED JANUARY 31, 2004

1.(c) RELATED PARTY TRANSACTIONS

(a) During the nine months ended January 31, 2004, the Company was charged $13,000 (2003 - $12,000) for management fees and $20,325 (2003 - $20,770) for accounting, administration, professional and consulting fees by private companies owned by directors of the Company. As at January 31, 2004, $8,453 is due to the related parties and has been included in amounts due to related parties.

(b) During the nine months ended January 31, 2004, the Company paid $5,400 (2003 - $5,400) for office rent by a public company with two common directors.

(c) As at January 31, 2004, amounts receivable and prepaid expenses included $5,462 outstanding from a public company with two common directors.

2.(a) SECURITIES ISSUED DURING THE NINE MONTHS ENDED JANUARY 31, 2004

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
May 2003	common	warrants exercised	200,000	$0.12	$24,000	Cash	Nil
Sept. 2003	common	warrants exercised	300,000	$0.12	$36,000	Cash	Nil
Sept. 2003	common	property acquisition	200,000	$0.30	$60,000	Property	Nil
Oct. 2003	common	warrants exercised	683,333	$0.12	$82,000	Cash	Nil
Nov. 2003	common	warrants exercised	66,667	$0.12	$8,000	Cash	Nil
Dec. 2003	common	warrants exercised	200,000	$0.12	$24,000	Cash	Nil
Jan. 2004	common	warrants exercised	200,000	$0.12	$24,000	Cash	Nil
			1,850,000				

2.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED JANUARY 31, 2004

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Sept. 02/03	72,000	Employee	Rolando Davila	$0.22	Sept. 02/06
Oct. 17/03	110,000	Director	John Huguet	$0.30	Oct. 17/06
Oct. 17/03	55,000	Director	Nick DeMare	$0.30	Oct. 17/06
Oct. 17/03	55,000	Director	Shafiq Gulamani	$0.30	Oct. 17/06
Oct. 17/03	90,000	Employee	Rolando Davila	$0.30	Oct. 17/06
Oct. 17/03	10,000	Employee	Raul Solis	$0.30	Oct. 17/06
Oct. 17/03	10,000	Employee	Elias Garate	$0.30	Oct. 17/06
Oct. 17/03	20,000	Employee	Jaime Villavicencio	$0.30	Oct. 17/06
Nov. 27/03	30,000	Consultant	Sheldon Swaye	$0.35	Nov. 27/06
Jan. 07/04	50,000	Consultant	Lessia Tharani	$0.22	Jan. 07/07
	502,000				

AGUILA AMERICAN RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JANUARY 31, 2004

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without	Unlimited	7,456,302	$17,598,832

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JANUARY 31, 2004

Security	Number	Exercise Price $	Expiry Date
Options	60,000	0.25	March 26, 2005
Options	156,000	0.21	May 30, 2005
Options	72,000	0.22	Sept. 02, 2006
Options	350,000	0.30	Oct. 17, 2006
Options	30,000	0.35	Nov. 27, 2006
Options	50,000	0.22	Jan. 07, 2007
	718,000		
Warrants	1,250,000	0.12	April 29, 2004
Warrants	350,000	0.12	May 09,2004
Warrants	600,000	0.25	January 07, 2005
	2,200,000		

3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2004

None

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2004

Directors:

- John Huguet
- Shafiq Gulamani
- Nick DeMare

Officers:

- John Huguet - President and CEO
- Nick DeMare - Corporate Secretary

AGUILA AMERICAN RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JANUARY 31, 2004

Annual General Meeting

At the Company's annual general meeting ("AGM"), held October 16, 2003, the shareholders re-elected Messrs. John Huguet, Nick DeMare and Shafiq Gulamani as directors of the Company. At a directors meeting held subsequent to the AGM, Mr. Huguet was appointed President and Chief Executive Officer and Mr. DeMare was appointed as Corporate Secretary.

Angostura Property

The Company has an agreement to acquire up to a 75% interest in the Angostura Property, an early stage gold and silver exploration property located in Southern Peru, 500 kms south of Lima. The Company has expanded its land position such that the Angostura Property now comprises 4,100 hectares of owned and optioned land.

During the three months ended January 31, 2004 minimal expenditures of $2,000 were incurred on the property.

The Angostura Property has an excellent geological potential that warrants further exploration work. The work to date has been positive. The collapsed breccia was expanded to 280 metres X 300 metres X 140 metres depth. In addition similar geology and geochemistry was mapped over a 4,875 metre strike length. The property has never been explored using geophysical methods or drilling. The Company believes that potential exists for both large tonnage, low grade, bulk mineable gold mineralization and underground high grade gold mineralization.

The Angostura Prospect was the focus of all technical activity during the nine months ended January 31, 2004. Significant due diligence by a major gold miner was conducted during this period. Substantial geological mapping, sampling and geophysical work was completed.

It is anticipated full technical details will be available in the first half of 2004, at which time a decision on whether to go forward on a self funded and self directed exploration program or joint venture with a third party will be made.

Due to the lengthy due diligence period, the pending option/agreements were renegotiated with 12 months extension.

Operations

During the nine months ended January 31, 2004, the Company reported a loss of $94,014, compared to an income of $202,628 reported in the comparable period in 2003. The income in 2003 was generated due to a $101,541 gain on settlement of debts previously incurred and a $178,147 write-off of accounts payable previously recorded by the Company.

Corporate and general administrative expenses increased by $13,557, from $77,782 in 2003 to $91,339 in 2004. The main factor attributed to the increase was an increase of $13,670 in professional and consulting fees, from $9,113 in 2003 to $22,783 in 2004. During the nine months ended January 31, 2004, the Company paid $13,783 professional fees to non-related parties.

Liquidity and Capital Resources

To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of January 31, 2004, the Company had a working capital of $41,966. The Company does not have sufficient working capital to meet additional exploration on the Angostura Property and corporate overhead requirements for fiscal 2004. The Company plans to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

Investor Relations

The Company did not conduct any investor relations activities during the nine months ended January 31, 2004.